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                                                                            Exhibit 99(a)

                             Entergy Arkansas, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                               June 30,
                                                               1991      1992      1993      1994      1995      1996

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Fixed charges, as defined:
  Interest on long-term debt                                  $133,854  $120,317  $107,771  $101,439  $102,339   $98,465
  Interest on notes payable                                         --       117       349     1,311       678       657
  Amortization of expense and premium on debt-net(cr)            1,112     1,359     2,702     4,563     4,514     4,612
  Other interest                                                 1,303     2,308     8,769     3,501     7,806     6,374
  Interest applicable to rentals                                21,969    17,657    16,860    19,140    18,158    19,372
                                                              ----------------------------------------------------------
Total fixed charges, as defined                                158,238   141,758   136,451   129,954   133,495   129,480

Preferred dividends, as defined (a)                             31,458    32,195    30,334    23,234    27,636    27,328
                                                              ----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined    $189,696  $173,953  $166,785  $153,188  $161,131  $156,808
                                                              ==========================================================
Earnings as defined:

  Net Income                                                  $143,451  $130,529  $205,297  $142,263  $136,666  $153,086
  Add:
    Provision for income taxes:
      Federal & State                                           44,418    57,089    58,162    83,300   105,964   132,440
    Deferred - net                                              11,048     3,490    34,748   (17,939)  (28,225)  (46,190)
    Investment tax credit adjustment - net                      (1,600)   (9,989)  (10,573)  (36,141)   (5,658)   (5,243)
    Fixed charges as above                                     158,238   141,758   136,451   129,954   133,495   129,480
                                                              ----------------------------------------------------------
Total earnings, as defined                                    $355,555  $322,877  $424,085  $301,437  $342,242  $363,573
                                                              ==========================================================
Ratio of earnings to fixed charges, as defined                    2.25      2.28      3.11      2.32      2.56      2.81
                                                              ==========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  1.87      1.86      2.54      1.97      2.12      2.32
                                                              ==========================================================

- ------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.


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